                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*



                                  AMRE, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 032153 10 8
                     -----------------------------------
                                (CUSIP Number)


C. Curtis Everett, AMRE, Inc., 8585 N. Stemmons Freeway,
South Tower, Suite 102, Dallas, Texas 75247-3805 (214) 658-6300
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


               Reporting transactions through November 10, 1995
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 032153 10 8                                      PAGE 2 OF 4 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ronald L. Bliwas          Jack L. McDonald
      Dennis S. Bookshester     Sheldon I. Stein
      Arthur P. Frigo
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      Not applicable.
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      All Reporting Persons are United States citizens.
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER  269,314 shares of
        BENEFICIALLY                 Common Stock subject to voting trusts
                                     described in Item 4, constituting approx-
          OWNED BY                   imately 2.05% of the outstanding shares
                                     of Common stock as of December 7, 1995.
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH


-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      See Item 5(a)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      Less than one percent of the outstanding shares of Common Stock of
      AMRE, Inc.
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

ITEM 4.   PURPOSE OF TRANSACTION.

     As a result of the settlement of civil litigation between AMRE, Inc., certain other defendants and plaintiff class members in the consolidated class action lawsuit, Lewis Marks et al v. AMRE, Inc. et al, CA-3-1045-R, which settlement became final on January 21, 1993, the former president of AMRE, Inc., Steven D. Bedowitz, and the former executive vice president, Robert Levin, entered into separate voting trust agreements pursuant to which Messrs. Bedowitz and Levin transferred the voting power with respect to 2,421,908 and 1,304,219 shares of AMRE, Inc. Common Stock owned by them, respectively, to the outside directors of AMRE, Inc. (such outside directors being the Reporting Persons herein) for a period of ten years, subject to removal of shares from the respective voting trusts in the event of sale of shares by Messrs. Bedowitz or Levin. The voting trustees only have the right to vote the shares subject to the voting trusts, and have no pecuniary interest in such shares.

     On November 10, 1995, Mr. Bedowitz sold 1,392,446 shares of common stock of AMRE, Inc., the remainder of the shares held by him, thus, in effect, terminating the voting trust. As of December 7, 1995, Mr. Levin held an aggregate of 269,314 shares subject to his voting trust described above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number and percentage of class of the securities identified pursuant to Item 1 beneficially owned by each of the Reporting Persons (not including 269,314 shares of Common Stock which are subject to the voting trust with respect to which the Reporting Persons are trustees) are as follows:


               Name                      Shares                    Percent of Class
               ----                      ------                    ----------------
           Ronald L. Bliwas              60,900                            *     %
                                                                      ----------
           Dennis S. Bookshester         20,000                            *     %
                                                                      ----------
           Arthur P. Frigo               15,000                            *     %
                                                                      ----------
           Jack L. McDonald              16,000                            *     %
                                                                      ----------
           Sheldon I. Stein              17,000                            *     %
                                                                      ----------

           * Less than one percent of the outstanding shares of Common Stock of AMRE, Inc.

           The number and percentages of shares owned by the Reporting Persons as shown in the table assume that outstanding stock options held by the Reporting Persons, all of which are exercisable, had been exercised as follows: Mr. Bliwas - 52,500; Mr. Bookshester - 15,000; Mr. Frigo - 15,000; Mr. McDonald - 15,000; and Mr. Stein - 15,000.

           The Reporting Persons as a group are trustees under the remaining voting trust described under Item 4, and share voting power with respect to an aggregate of 269,314 shares of Common Stock of AMRE, Inc. (constituting approximately 2.05% of the outstanding shares of such stock as of December 7, 1995), which are subject to such voting trust.

     (b)   Reference is made to (a) of this Item 5.

     (c)   Not applicable.

     (d)   Reference is made to Item 4.

     (e) The trustees ceased to be the beneficial owners of more than 5% of the common stock of AMRE, Inc. on November 10, 1995.

Item 8. Signatures

    After reasonable inquiry, each of the undersigned hereby certifies that, to the best of his knowledge and belief, the information set forth in this statement is true, complete and correct.


                                         (  /s/ RONALD L. BLIWAS
                                         (  -------------------------------
                                         (      Ronald L. Bliwas
                                         (
                                         (  /s/ DENNIS S. BOOKSHESTER
                                         (  -------------------------------
                                         (      Dennis S. Bookshester
                                         (
December 12, 1995                        (  /s/ ARTHUR P. FIRGO
                                         (  -------------------------------
                                         (      Arthur P. Firgo
                                         (
                                         (  /s/ JACK L. MCDONALD
                                         (  -------------------------------
                                         (      Jack L. McDonald
                                         (
                                         (  /s/ SHELDON I. STEIN
                                         (  -------------------------------
                                         (      Sheldon I. Stein